UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Employer ID No: 94-2203880

Plan Number: 001

Financial Statements for the Years Ended December 31, 2015 and 2014,

Supplemental Schedule as of December 31, 2015

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 24, 2016

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
Cash	$-	$1,303
Investments, at fair value:
Mutual funds	118,172,275	118,170,430
Williams-Sonoma, Inc. Stock Fund	75,392,756	105,003,523
Collective common trust funds:
Schwab Managed Retirement Trust Funds	62,699,232	59,365,122
Galliard Retirement Income Fund	15,018,701	14,777,410
BlackRock U.S. Debt Index Fund	4,399,296	2,826,703

Total investments at fair value	275,682,260	300,143,188
Employee contributions receivable	1,375,089	928,801
Employer contributions receivable	3,354,046	3,320,677
Loans receivable from participants	5,825,549	5,610,424
Accrued interest on loans receivable from participants	19,517	17,212

NET ASSETS AVAILABLE FOR BENEFITS	$286,256,461	$310,021,605

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$22,669,652	$20,229,366
Employer, net of forfeitures	6,355,883	6,114,999

Total contributions	29,025,535	26,344,365

Investment income (loss):
Net appreciation (depreciation) in investments	(21,572,210)	35,211,519
Interest	213,963	256,535
Dividends	1,838,131	1,833,603

Total investment income (loss)	(19,520,116)	37,301,657

Interest income on loans receivable from participants	230,254	218,611

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	33,105,633	24,429,161
Participant paid administrative expenses	97,121	39,657
Administrative expenses paid from forfeitures	298,063	34,457

Total deductions	33,500,817	24,503,275

Net increase (decrease)	(23,765,144)	39,361,358

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	310,021,605	270,660,247

End of year	$286,256,461	$310,021,605

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are eligible to participate only if eligibility criteria had previously been met as a former full-time, part-time or casual associate. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. During 2015, federal income tax rules limited participants’ maximum annual salary deferral contributions to $18,000, and “catch-up” contributions to $6,000. During 2014, federal income tax rules limited participants’ maximum annual salary deferral contributions to $17,500, and “catch-up” contributions to $5,500.

The Company’s matching contribution is equal to 50% of each participant’s salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30 or December 31 of the year in which the deferrals are made. Each associate must complete one year of service prior to receiving company matching contributions. The Company does not match participants’ rollover and “catch-up” contributions. The matching contributions are subject to the vesting provision of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants as of December 31, 2015 were as follows:

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stock of large cap U.S. growth companies.

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non U.S. international companies.

•	Wells Fargo Advantage Discovery Institutional Class Fund – a mid cap growth equity fund invested primarily in equity securities of small- and medium-capitalization companies.

•	Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2050, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

•

BlackRock U.S. Debt Index Fund – a collective common trust fund invested primarily in U.S. investment grade debt securities, such as U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

The following investment alternative was no longer available to participants after December 12, 2014:

•	PIMCO Total Return Admin Class Fund – an intermediate term bond fund invested primarily in investment grade debt securities. This fund was replaced by the Metropolitan West Total Return Bond Fund.

Loans receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all amounts are immediately distributed) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. Total forfeited unvested funds during 2015 were $370,851, of which $298,063 was used to pay administrative expenses incurred by the Plan and $68,743 was used to reduce Company matching contributions. Total forfeited unvested funds during 2014 were $604,741, of which $34,457 was used to pay administrative expenses incurred by the Plan and $1,365 was used to reduce Company matching contributions.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan Document. All other administrative expenses are paid by the Company.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. As a result, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in collective common trust funds is based on the quoted net asset value of shares held by the Plan.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Benefits payable – As of December 31, 2015 and 2014, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2015	2014

Deferred benefits payable	$75,711,252	$80,422,455
Benefits payable	300,279	232,571

Total	$76,011,531	$80,655,026

Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The amendment also removes the requirement to make certain disclosures for these investments. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan early adopted this ASU as of December 31, 2015. Accordingly, the common collective trust funds are no longer assigned a level within the fair value hierarchy.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I and Part III are not applicable to the Plan. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation in fair value by investment type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan early adopted this ASU as of December 31, 2015. Upon adoption, the historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation in fair value by investment type was removed.

There was no other impact to the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits as of December 31, 2015 and December 31, 2014, upon adoption of these accounting standards.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability;

•	Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability

The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is valued using the daily closing price of Williams-Sonoma, Inc. common stock as reported on the New York Stock Exchange. Mutual funds are valued at the daily closing price as reported by the fund, which represents the net asset value of shares held by the Plan. These funds are required to publish their daily net asset value and to transact at that price, and are deemed to be actively traded.

Collective common trust funds are valued using the net asset value provided by the trustee as a practical expedient, and therefore are not assigned to a level within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.

The following tables are presented by level within the fair value hierarchy and provide a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and 2014. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2015 and 2014, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2015 and December 31, 2014 were:

	Pricing Category	2015	2014
Mutual funds	Level 1	$118,172,275	$118,170,430
Williams-Sonoma, Inc. Stock Fund	Level 1	75,392,756	105,003,523

Total investments in fair value hierarchy		193,565,031	223,173,953
Investments measured at net asset value[1]		82,117,229	76,969,235

Total investments measured at fair value		$275,682,260	$300,143,188

[1]

These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statement of Net Assets Available for Benefits.

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Employer contributions receivable per the financial statements	$3,354,046	$3,320,677
Employer contributions earned; received in subsequent year	-	(298,359)

Employer contributions receivable per Form 5500	$3,354,046	$3,022,318

Employee contributions receivable per the financial statements	$1,375,089	$928,801
Employee contributions earned; received in subsequent year	(882,730)	(928,801)

Employee contributions receivable per Form 5500	$492,359	$-

The following is a reconciliation of employer and employee contributions per the financial statements for 2015 and 2014 to the Form 5500:

	2015	2014
Employer contributions (net of forfeitures) per the financial statements	$6,355,883	$6,114,999
Employer contributions (net of forfeitures) earned; received in subsequent year	298,359	(147,174)

Employer contributions per Form 5500	$6,654,242	$5,967,825

Employee contributions per the financial statements	$22,669,652	$20,229,366
Employee contributions earned; received in subsequent year	46,071	(127,078)

Employee contributions per Form 5500	$22,715,723	$20,102,288

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$286,256,461	$310,021,605
Contributions earned; received in subsequent year	(882,730)	(1,227,160)

Net assets available for benefits per Form 5500	$285,373,731	$308,794,445

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2015 and 2014 were $338,409 and $219,960, respectively.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2015 and 2014, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $75,392,756 and $105,003,523, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,715,641 and $1,702,709 in 2015 and 2014, respectively.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

6.	INCOME TAX STATUS

In 2013 the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2015. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENTS

Effective January 1, 2016, the Company amended and restated its 401(k) Plan (“the Plan”). All common law associates in the United States are now eligible for participation in the Plan regardless of their full-time or part-time status, except as otherwise specified by the Plan.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2015

Security Description	Number of Fund Shares/Units	Fair Value[3]

Mutual funds:
Dodge & Cox Stock Fund	169,555	$27,598,567
Schwab S&P 500 Index Fund[1]	820,224	25,886,297
T Rowe Price Institutional Large Cap Growth Fund	756,835	21,864,970
American Beacon International Equity Fund	877,634	15,376,149
Wells Fargo Advantage Discovery Institutional Class Fund	468,371	14,027,739
Metropolitan West Total Return Bond Fund	1,263,517	13,418,553

Total mutual funds		118,172,275

Williams-Sonoma, Inc. Stock Fund[1]	324,269	75,392,756

Collective common trust funds:

Galliard Retirement Income Fund	693,326	15,018,701
Schwab Managed Retirement Trust Fund 2040[1]	526,655	14,261,844
Schwab Managed Retirement Trust Fund 2030[1]	502,854	13,144,609
Schwab Managed Retirement Trust Fund 2020[1]	426,006	10,236,930
Schwab Managed Retirement Trust Fund 2035[1]	426,751	6,158,030
Schwab Managed Retirement Trust Fund 2050[1]	334,027	4,846,740
BlackRock U.S. Debt Index Fund	230,322	4,399,296
Schwab Managed Retirement Trust Fund 2025[1]	302,294	4,265,370
Schwab Managed Retirement Trust Fund 2045[1]	304,610	4,237,134
Schwab Managed Retirement Trust Income Fund[1]	179,435	2,888,910
Schwab Managed Retirement Trust Fund 2015[1]	194,847	2,659,665

Total collective common trust funds		82,117,229

Total investments at fair value		$275,682,260

Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1,2]		$5,825,549

1 Represents an exempt party-in-interest transaction.

2 Includes loans receivable with original maturities of up to 15 years. See Note 1 to financial statements.

3 Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Philip Louridas
Philip Louridas
Vice President, Total Rewards

Dated: June 24, 2016

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm